UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.             Agenda and resolutions from the ABB Ltd Annual General Meeting of Shareholders held on March 24, 2022.

2.             Press release issued by ABB Ltd dated March 24, 2022, titled “ABB shareholders approve all proposals at 2022 Annual General Meeting”.

3.             Press release issued by ABB Ltd dated March 24, 2022, titled “ABB plans to launch new share buyback of up to $3 billion following completion of 2021-2022 program”.

2

ABB Ltd

PROTOKOLL

MINUTES

der Generalversammlung der Aktionärinnen und Aktionäre

of the Annual General Meeting of Shareholders

vom 24. März 2022, 10:00 Uhr

held on March 24, 2022, 10:00 a.m.

Halle 550, Birchstrasse 150, 8050 Zürich, Schweiz

Halle 550, Birchstrasse 150, 8050 Zurich, Switzerland

___________________________________________________________________________

I.          BEGRÜSSUNG UND KONSTITUIERUNG DER VERSAMMLUNG

I.          WELCOME NOTE AND CONSTITUITION OF THE MEETING

Peter Voser, Präsident des Verwaltungsrates, eröffnet die Generalversammlung. Er begrüsst die Akionärinnen und Aktionäre, welche die Versammlung über den Webcast verfolgen, sowie die anwesenden Personen.

Peter Voser, Chairman of the Board of Directors, opens the Annual General Meeting. He welcomes the shareholders following the meeting via the webcast as well as the persons attending on-site.

Der Präsident stellt Björn Rosengren, CEO von ABB, sowie Maria Varsellona vor, die als Sekretärin des Verwaltungsrates das Protokoll der Versammlung führt. Er begrüsst Daniel Allemann als Notar sowie Dr. Hans Zehnder als unabhängigen Stimmrechtsvertreter. Der Präsident bestimmt Dr. Christian Hediger, Mitglied der Rechtsabteilung der ABB Ltd, als Stimmenzähler. KPMG, die Revisionsstelle der Gesellschaft, ist durch Hans-Dieter Krauss vertreten.

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The Chairman introduces Björn Rosengren, CEO of ABB, as well as Maria Varsellona, the Secretary to the Board of Directors, who will act as secretary of the meeting and take the minutes. He welcomes Daniel Allemann as notary public and Dr. Hans Zehnder as the independent proxy. The Chairman appoints Dr. Christian Hediger, member of the Legal Department of ABB Ltd, as vote counter. KPMG, the Company’s auditors, is represented by Hans-Dieter Krauss.

Der Präsident stellt fest, dass

The Chairman declares that

a)             die Einladung zur Generalversammlung am 25. Februar 2022 im Schweizerischen Handelsamtsblatt sowie in verkürzter Form in verschiedenen Tageszeitungen unter Einhaltung der gesetzlichen Frist von 20 Tagen veröffentlicht worden sei;

the invitation to the Annual General Meeting was published on February 25, 2022, in the Swiss Official Gazette of Commerce and also, in abbreviated form, in various daily newspapers, complying with the statutory notice period of 20 days;

b)            die im Aktienregister eingetragenen Aktionäre ausserdem mit Schreiben vom 25. Februar 2022 schriftlich über die Generalversammlung informiert und mit der Einladung die Traktanden und Anträge des Verwaltungsrates bekannt gegeben worden seien;

shareholders entered in the share register were additionally notified of the Annual General Meeting by letter dated February 25, 2022, and that notice of the agenda items and proposals of the Board of Directors was provided with the invitation;

c)             keine Traktandierungsbegehren von Aktionären gemäss Artikel 13 der Statuten und auch keine Anträge zu traktandierten Verhandlungsgegenständen vorlägen;

neither shareholders’ requests in accordance with Article 13 of the Articles of Incorporation for items to be included on the agenda, nor any motions related to items on the agenda have been received;

d)            die Generalversammlung in Übereinstimmung mit den Vorschriften der COVID-19 Verordnung 3 des Bundesrates vom 19. Juni 2020 (Stand am 21. März 2022) über Massnahmen zur Bekämpfung des Coronavirus stattfinde;

the Annual General Meeting is held in compliance with the provisions of the COVID-19 Ordinance 3 of the Federal Council of June 19, 2020 (status as of March 21, 2022) on Measures to Combat the Coronavirus;

e)             der Verwaltungsrat entschieden habe, dass die Aktionäre der Gesellschaft nicht persönlich an der Versammlung teilnehmen könnten, dass er diese in der Einladung zur Generalversammlung angewiesen habe, ihre Rechte schriftlich oder elektronisch über den unabhängigen Stimmrechtsvertreter auszuüben, dass die Aktionäre aber Fragen zu traktandierten Geschäften vor der Versammlung schriftlich an den Verwaltungsrat einreichen konnten und dass eine entsprechende Information zusätzlich ab dem 25. Februar 2022 auf der Website von ABB veröffentlicht worden sei;

the Board of Directors resolved that shareholders may not attend the meeting in person, that shareholders were instructed in the invitation to the Annual General Meeting to exercise their shareholder rights in writing or electronically via the independent proxy, that they however had the possibility to address questions on agenda items to the Board of Directors ahead of the meeting in writing, and that in addition a corresponding announcement was published on the website of ABB as of February 25, 2022;

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f)             der Geschäftsbericht 2021 mit Lagebericht, Jahresrechnung, Konzernrechnung, Antrag des Verwaltungsrates über die Verwendung des Bilanzgewinns, Vergütungsbericht sowie den entsprechenden Berichten der Revisionsstelle auf Wunsch versandt worden sei und während der gesetzlichen Frist am Sitz der Gesellschaft zur Einsichtnahme durch die Aktionäre aufgelegen habe. Zudem sei der Geschäftsbericht auf der Webseite von ABB verfügbar gewesen.

the Annual Report 2021 together with the management report, the annual financial statements, the consolidated financial statements, the proposal of the Board of Directors relating to the appropriation of earnings, the compensation report and the respective auditors’ reports were mailed upon request and made available for inspection by shareholders during the statutory time period at the Company’s head office. The Annual Report was also available on ABB’s website.

Damit stellt der Präsident fest, dass die Generalversammlung entsprechend den statutarischen und gesetzlichen Formvorschriften einberufen und konstituiert worden sei. Er gibt bekannt, dass die heutige Versammlung über die Website von ABB live auf Deutsch und Englisch übertragen werde.

The Chairman declares that the Annual General Meeting has been convened and constituted in accordance with the statutory and legal formal requirements. He declares that today’s meeting is being webcast live in German and English on ABB’s website.

II.        BERICHTERSTATTUNG ÜBER DAS GESCHÄFTSJAHR 2021

II.        REPORT ON THE FINANCIAL YEAR 2021

Der Präsident berichtet den Aktionären über das Geschäftsjahr 2021 aus Sicht des Verwaltungsrates. Björn Rosengren, CEO von ABB, informiert die Aktionäre über die Geschäftsentwicklung des ABB-Konzerns. Die Reden sind unter www.abb.com/agm abrufbar.

The Chairman reports to the shareholders on the financial year 2021 from a Board of Directors’ point of view. Björn Rosengren, CEO of ABB, informs the shareholders about the business developments of the ABB Group. Both speeches are available under www.abb.com/agm.

III.       BEHANDLUNG DER TRAKTANDEN

III.       DISCUSSION OF THE AGENDA

Der Präsident hält fest, dass Herr Dr. Zehnder als unabhängiger Stimmrechtsvertreter 1'249'458'639 Namenaktien mit einem Gesamtnennwert von CHF 149’935’036.68 vertrete. Dies entspreche 81.12 % des stimmberechtigten Aktienkapitals. Damit sei die ordentliche Generalversammlung bezüglich sämtlicher Traktanden beschlussfähig. Sie entscheide über die heute gestellten Anträge gemäss Gesetz und Statuten mit dem absoluten Mehr der vertretenen Aktienstimmen.

The Chairman declares that Dr. Zehnder as independent proxy is representing 1,249,458,639 registered shares with a total nominal value of CHF 149,935,036.68. This corresponds to 81.12 % of the share capital with a right to vote. In light of the foregoing, the Annual General Meeting is quorate with regard to all items included on the agenda. It decides on the proposals in accordance with the law and the Company’s Articles of Incorporation with an absolute majority of the represented share votes.

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1.    Genehmigung des Lageberichts, der Konzernrechnung und der Jahresrechnung 2021

1.    Approval of the management report, the consolidated financial statements, and the annual financial statements for 2021

Eingegangene Fragen von Aktionären:

•        Georg Schneider, Würenlingen, erkundigt sich, wann und wie der Erlös aus dem Verkauf des Stromnetzgeschäfts an die Aktionäre verteilt werde.

Der Präsident bestätigt, dass ABB unverändert daran festhalte, ihren Aktionären den Erlös aus dem Verkauf der Stromnetzsparte in Höhe von 7,6 bis 7,8 Milliarden US-Dollar zurückzuzahlen. Dies geschehe durch Aktienrückkaufprogramme, von denen im Juli 2020 und im April 2021 bereits zwei lanciert worden seien. Weitere Aktienrückkäufe seien geplant. Unter den bisherigen Rückkaufprogrammen seien bis heute rund 220 Millionen Aktien zu einem Betrag von gut 6.5 Milliarden US-Dollar zurückgekauft worden. Das entspreche gut 10 Prozent des zu Beginn der Programme ausgegebenen Aktienkapitals. An der letztjährigen Generalversammlung hätten die Aktionäre die Vernichtung von 115 Millionen Aktien gutgeheissen. Dieses Jahr werde ABB die Vernichtung zusätzlicher 88 Millionen Aktien, an der Generalversammlung 2023 die Vernichtung weiterer Aktien beantragen. Für die Aktionäre erhöhe sich damit nicht nur ihr Anteil an ABB; auch der Gewinn pro Aktie steige, was sich wiederum positiv auf den Aktienkurs als solchen auswirken dürfte.

•        Régnault Henriod, Rümlang, möchte wissen, warum ABB sich von der erfolgreichen Division Turbocharging trennen wolle.

Der Präsident erteilt das Wort an Björn Rosengren, CEO von ABB. Dieser führt aus, dass ABB im Rahmen ihrer Strategie ihren Unternehmenszweck definiert und bestimmt habe, welchen Einfluss ABB auf den Markt haben wolle. ABB wolle kein Industriekonglomerat sein, sondern Mehrwert durch ihre führenden Produkte und Dienstleistungen in den Bereichen Elektrifizierung und Automatisierung schaffen. Diese würden den Kunden helfen, nachhaltiger zu werden. Es sei wichtig, dass alle Geschäftsbereiche im Einklang mit dem Unternehmenszweck von ABB stehen würden und gleichzeitig davon profitieren könnten, Teil des Unternehmens und seiner Marke zu sein. Deshalb trenne sich ABB von Geschäftsbereichen, bei denen man der Ansicht sei, dass sie nicht mehr zum Unternehmenszweck passen würden. ABB sei bereits aus dem Geschäft mit Kugellagern (Dodge) ausgestiegen und werde sich ebenso von den Divisionen Power Conversion und Turbocharging trennen.

Die Division Turbocharging, die seit Kurzem den Namen «Accelleron» trage, sei ein hervorragendes Geschäft, das ein grossartiges Potenzial habe, Mehrwert für die Kunden von ABB und deren Mitarbeitende zu schaffen, aber auch für die Aktionäre. ABB plane, das Turbocharging-Geschäft an der Schweizer Börse zu kotieren. Bei einem solchen Entscheid werde ABB ihre Aktionäre um Zustimmung ersuchen. Er sei überzeugt, dass Accelleron ein grossartiges Unternehmen sei, das weiterhin Mehrwert sowohl für die Kunden von ABB als auch für seine Aktionäre ausserhalb von ABB schaffen werde.

•        Simeon Reichen, Unterengstringen, wünscht detailliertere Informationen über die Strategie von ABB gegen die zunehmende Cyberkriminalität.

Der Präsident bestätigt, dass der umfassende Schutz geistigen Eigentums und sensibler Daten auf der Prioritätenliste von ABB ganz oben stehe. Zu diesem Schutz gehörten unter anderem der vertrauliche Umgang mit Daten sowie technische Massnahmen wie Zugangssteuerung, Verschlüsselung und IT-Sicherheit. ABB investiere gezielt in Technologien, Prozesse und Personal, damit sicherheitsrelevante Vorfälle erkannt, vermieden und bearbeitet werden können. Es handle sich dabei um einen laufenden Prozess, und sämtliche Investitionen und Verbesserungen würden aufgrund der sich laufend ändernden Bedrohungssituation beschlossen. Darüber hinaus prüfe ABB kontinuierlich Sicherungssysteme und setze diese ein, um die Robustheit kritischer Systeme gegenüber Cyberangriffen zu stärken.

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“Ransomware” (also eingeschleuste Schadsoftware, mit der Nutzer erpresst werden sollen) sei ein Bereich, der sich in den letzten Jahren intensiv entwickelt habe und dem ein besonderes Augenmerk gelte. ABB überprüfe laufend, wie Angriffe durch Ransomware optimal abgewehrt werden können, und leite geeignete Schritte ein, um die eigenen Daten sowie die Daten ihrer Kunden zu schützen.

Der Schutz der eigenen Infrastruktur und Daten sei ein  Aspekt. Ein zweiter wichtiger Aspekt bestehe darin, die Sicherheit der Produkte und Dienstleistungen von ABB zu optimieren und deren Kunden darin zu unterstützen, ihre Anfälligkeit für Cyberangriffe zu reduzieren. So kämen über die gesamte Lebensdauer der ABB-Produkte von der Entwicklung bis zum Betrieb die höchsten Branchenstandards zur Anwendung. ABB teste Software und Geräte in einem eigens dafür geschaffenen Sicherheitszentrum (Security Assurance Center). Bei Sicherheitslücken komme ein klar definiertes Verfahren zu Einsatz. ABB berate ihre Kunden proaktiv und unterstütze sie dabei, die Produkte sicher zu konfigurieren und zu warten.

Questions received from shareholders:

•        Georg Schneider, Würenlingen, is wondering when and how the proceeds resulting from the sale of the power grids business will be distributed to the shareholders.

The Chairman confirms that ABB stands by its intention to distribute the proceeds from the sale of its power grids business in the amount of USD 7.6 to 7.8 billion to its shareholders. We do so by means of share buyback programs, two of which we already started back in July 2020 and in April 2021. And we plan for more buyback programs. With our buyback programs so far, we have repurchased about 220 million shares in the total amount of approximately USD 6.5 billion. This is just above 10% of the share capital issued at the start of the buyback programs. At last year’s AGM, our shareholders have approved the cancellation of 115 million shares. At this AGM, we are proposing to cancel an additional 88 million shares. And at the 2023 AGM we will propose to cancel yet more shares. For you as shareholders, this not only increases your stake in ABB. It also drives earnings per share, which can be expected to benefit our share price.

•        Régnault Henriod, Rümlang, wishes to understand why ABB is separating from its successful Turbocharging division.

The Chairman gives the floor to Björn Rosengren, CEO. He responds that as part of its strategy ABB has defined its company purpose and the impact it wants to make in the market as ABB. We do not want to be a conglomerate, but to create value through our leading electrification and automation offerings which help our customers become more sustainable. It is important that all our businesses both support our purpose, as well as benefit from being part of the group and our brand. Hence, we exit businesses that we deem do not support our purpose. We already exited the Dodge business and we will also do so with our Power Conversion and Turbocharging businesses.

Turbocharging – now named ‘Accelleron’ – is a great business that has all the potential to create value for our customers, its employees as well as for you shareholders. We target to spin it off on the Swiss stock exchange and will ask our shareholders for approval in case we decide to do so. I am convinced that Accelleron is a great company that will continue to generate value both for our customers and shareholders outside of ABB.

•        Simeon Reichen, Unterengstringen, wishes to receive more detailed information about ABB’s strategy against the increasing risk of cybercrime.

The Chairman confirms that appropriate protection of intellectual property (IP) and sensitive data is a top priority for ABB. This protection includes – but is not limited to – data classification and technical measures such as access control, encryption and information protection solutions. ABB invests significantly in technology, procedures, and people to help detect, prevent and recover from security incidents. This is an ongoing process where risks are reviewed and investments and improvements are made based on the changing threat landscape. In addition, ABB implements and tests adequate recovery systems on an ongoing basis to improve the resiliency of critical systems against cyber threats.

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Ransomware is emerging as a crucial focus area that has seen a major escalation across industry in the past few years. ABB continuously assesses its readiness to address ransomware threats and takes necessary mitigation steps to protect the Company’s data and that of its customers.

Beyond the protections of its own infrastructure and information, ABB is committed to improving the security posture of ABB’s offerings and helping to reduce our customers’ vulnerability to cyber threats. These measures include applying industry best practices in the entire development and operation lifecycle; thoroughly testing software and devices in a dedicated Security Assurance Center; maintaining a software vulnerability handling process, publishing advisories on vulnerabilities; and supporting customers to configure and maintain ABB’s offerings securely.

Die Generalversammlung genehmigt den Lagebericht, die Konzernrechnung und die
Jahresrechnung 2021 mit folgendem Ergebnis:

The Annual General Meeting approves the management report, the consolidated financial statements, and the annual financial statements for 2021 with the following result:

Vertretene Stimmen: Votes represented:	1’249’416’947
Absolutes Mehr: Absolute majority:	624’708’474
99.85%	Ja / Yes	1’247’600’439	Stimmen / votes
0.02%	Nein / No	303’680	Stimmen / votes
0.13%	Enthaltung / Abstention	1’512’828	Stimmen / votes

2.    Konsultativabstimmung über den Vergütungsbericht 2021

2.    Consultative vote on the 2021 Compensation Report

Die Generalversammlung stimmt dem Vergütungsbericht 2021 (der im Geschäftsbericht enthalten ist) mit folgendem Ergebnis zu (unverbindliche Konsultativabstimmung):

The Annual General Meeting accepts the 2021 Compensation Report (which can be found in the Annual Report) with the following result (non-binding consultative vote):

Vertretene Stimmen: Votes represented:	1’249’402’927
Absolutes Mehr: Absolute majority:	624’701’464
91.32%	Ja / Yes	1’141’003’883	Stimmen / votes
8.47%	Nein / No	105’855’973	Stimmen / votes
0.20%	Enthaltung / Abstention	2’543’071	Stimmen / votes

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3.    Entlastung des Verwaltungsrates und der mit der Geschäftsführung betrauten Personen

3.    Discharge of the Board of Directors and the persons entrusted with management

Die Generalversammlung erteilt den Mitgliedern des Verwaltungsrates und den mit der
Geschäftsführung betrauten Personen für das Geschäftsjahr 2021 Entlastung mit folgendem Ergebnis:

The Annual General Meeting grants discharge for the financial year 2021 to the members of the Board of Directors and the persons entrusted with management with the following result:

Vertretene Stimmen: Votes represented:	1’248’576’383
Absolutes Mehr: Absolute majority:	624’288’192
99.34%	Ja / Yes	1’240’376’099	Stimmen / votes
0.24%	Nein / No	3’036’867	Stimmen / votes
0.42%	Enthaltung / Abstention	5’163’417	Stimmen / votes

4.    Verwendung des Bilanzgewinns

4.    Appropriation of earnings

Die Generalversammlung stimmt dem Antrag des Verwaltungsrates zu, aus dem zur Verfügung stehenden Bilanzgewinn von CHF 8’442’843’936 eine Dividende von CHF 0.82 brutto je Namenaktie auszuschütten (maximal CHF 1’683’581’576.48) und den verbleibenden Betrag des Bilanzgewinns auf neue Rechnung vorzutragen.

The Annual General Meeting approves the proposal of the Board of Directors to distribute a dividend out of the earnings available (CHF 8,442,843,936) in the amount of CHF 0.82 gross per registered share (maximum total amount CHF 1,683,581,576.48) and to carry forward the remaining amount of the available earnings to the new account.

Vertretene Stimmen: Votes represented:	1’249’414’950
Absolutes Mehr: Absolute majority:	624’707’476
99.70%	Ja / Yes	1’245’612’640	Stimmen / votes
0.22%	Nein / No	2’809’792	Stimmen / votes
0.08%	Enthaltung / Abstention	992’518	Stimmen / votes

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5.    Kapitalherabsetzung durch Vernichtung von Aktien, welche im Rahmen der Aktienrückkaufprogramme 2020 und 2021 zurückgekauft wurden

5.    Capital reduction through cancellation of shares repurchased under the share buyback programs 2020 and 2021

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates:

The Annual General Meeting approves the proposal of the Board of Directors:

a)  die Herabsetzung des Aktienkapitals von CHF 246’377’791.68 um CHF 10’608’382.68 auf CHF 235’769’409.00 durch Vernichtung von 88’403’189 Namenaktien im Nennwert von je CHF 0.12, welche im Rahmen der im Juli 2020 und April 2021 angekündigten Aktienrückkaufprogramme zurückgekauft wurden;

a)  to reduce the share capital of CHF 246,377,791.68 by CHF 10,608,382.68 to CHF 235,769,409.00 by way of cancellation of 88,403,189 shares with a nominal value of CHF 0.12 each which were bought back by the Company under the share buyback programs announced in July 2020 and April 2021;

b)  als Ergebnis des Prüfungsberichts festzustellen, dass die Forderungen der Gläubiger trotz Herabsetzung des Aktienkapitals voll gedeckt sind;

b)  to confirm as a result of the report of the auditors that the claims of the creditors are fully covered notwithstanding the capital reduction;

c)  die Änderung von Artikel 4 Abs. 1 der Statuten auf den Zeitpunkt der Eintragung der Kapitalherabsetzung in das Handelsregister auf folgenden Wortlaut (die vorgeschlagenen Änderungen sind unterstrichen):

c)  to amend article 4 para.1 of the Articles of Incorporation according to the following wording as per the date of the entry of the capital reduction in the commercial register (the proposed amendments are underlined):

Artikel 4 Abs. 1 Das Aktienkapital der Gesellschaft beträgt CHF 235’769’409.00, eingeteilt in 1’964’745’075 voll liberierte Namenaktien. Jede Aktie hat einen Nennwert von CHF 0.12.	Article 4 para. 1 The share capital of the Company is CHF 235,769,409.00 and is divided into 1,964,745,075 fully paid registered shares. Each share has a par value of CHF 0.12.

Vertretene Stimmen: Votes represented:	1’249’415’837
Absolutes Mehr: Absolute majority:	624’707’919
98.85%	Ja / Yes	1’235’031’265	Stimmen / votes
1.07%	Nein / No	13’321’894	Stimmen / votes
0.08%	Enthaltung / Abstention	1’062’678	Stimmen / votes

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6.1. Bindende Abstimmung über den maximalen Gesamtbetrag der Vergütung des Verwaltungsrates für die kommende Amtsdauer, d. h. von der Generalversammlung 2022 bis zur Generalversammlung 2023

6.1. Binding vote on the maximum aggregate amount of compensation of the Board of Directors for the next term of office, i. e. from the 2022 Annual General Meeting to the 2023 Annual General Meeting

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates

The Annual General Meeting approves in accordance with the proposal of the Board of Directors den maximalen Gesamtbetrag der Vergütung des Verwaltungsrates für die Zeitspanne von der Generalversammlung 2022 bis zur Generalversammlung 2023 im Betrag von CHF 4’400’000.

the maximum aggregate amount of compensation of the Board of Directors covering the period from the 2022 Annual General Meeting to the 2023 Annual General Meeting in the amount of CHF 4,400,000.

Vertretene Stimmen: Votes represented:	1’249’407’842
Absolutes Mehr: Absolute majority:	624’703’922
99.08%	Ja / Yes	1’237’863’299	Stimmen / votes
0.70%	Nein / No	8’854’748	Stimmen / votes
0.22%	Enthaltung / Abstention	2’689’795	Stimmen / votes

6.2. Bindende Abstimmung über den maximalen Gesamtbetrag der Vergütung der Geschäftsleitung für das folgende Geschäftsjahr, d. h. 2023

6.2. Binding vote on the maximum aggregate amount of compensation of the Executive Committee for the following financial year, i. e. 2023

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates

The Annual General Meeting approves in accordance with the proposal of the Board of Directors den maximalen Gesamtbetrag der Vergütung der Geschäftsleitung für das Geschäftsjahr 2023 im Betrag von CHF 45’900’000.

the maximum aggregate amount of compensation of the Executive Committee for the financial year 2023 in the amount of CHF 45,900,000.

Vertretene Stimmen: Votes represented:	1’249’411’327
Absolutes Mehr: Absolute majority:	624’705’664
92.32%	Ja / Yes	1’153’490’053	Stimmen / votes
7.46%	Nein / No	93’191’497	Stimmen / votes
0.22%	Enthaltung / Abstention	2’729’777	Stimmen / votes

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7.    Wahlen in den Verwaltungsrat und Wahl des Präsidenten des Verwaltungsrates

7.    Elections to the Board of Directors and election of the Chairman of the Board of Directors

Eingegangene Fragen von Aktionären:

•       Charlotte Scot, Old Lyme, Connecticut, USA, möchte wissen, ob ABB plane, den Frauenanteil im Verwaltungsrat zu erhöhen.

Der Präsident bestätigt dies: Vor einem Jahr habe ABB im Geschäftsbericht festgehalten, dass die Geschlechtervielfalt im Verwaltungsrat gestärkt werden soll. In der Folge seien im Jahr 2021 Kandidatinnen zur Stärkung von Diversität, Fachwissen und Erfahrung im Verwaltungsrat identifiziert worden. Um diesen eine bessere Planung ihrer persönlichen Karriere sowie allfällig notwendige Anpassungen bei bestehenden Verwaltungsratsmandaten (Stichwort: overboarding) zu ermöglichen, würden an der nächsten Generalversammlung, also 2023, eine oder mehrere Kandidatinnen zur Wahl vorschlagen. An dieser Generalversammlung würden sich alle bisherigen Mitglieder des Verwaltungsrats zur Wiederwahl stellen und keine neuen Mitglieder vorgeschlagen.

Questions received from shareholders:

•       Charlotte Scot, Old Lyme, Connecticut, U.S.A., is wondering whether ABB plans to increase the percentage of women in the Board of Directors.

The Chairman confirms that this is the case. Last year, we concluded in our Annual Report that there is a need to improve gender diversity, following which we sought and identified in 2021 candidates that would further strengthen the Board’s diversity, expertise and experience. To accommodate candidates’ personal career planning and allow for board adjustments (overboarding) as necessary, ABB will be proposing one or more new members for election at next year’s AGM, i. e. in 2023. This year, the Board of Directors is nominating all current members for re-election, and no new members will be proposed.

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrates folgende Mitglieder in den Verwaltungsrat für eine Amtsdauer bis zum Abschluss der Generalversammlung 2023:

The Annual General Meeting elects, as proposed by the Board of Directors, the following persons to the Board of Directors for a term of office until completion of the Annual General Meeting 2023:

•      Gunnar Brock, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’249’401’447
Absolutes Mehr: Absolute majority:	624’700’724
96.24%	Ja / Yes	1’202’432’625	Stimmen / votes
3.65%	Nein / No	45’655’838	Stimmen / votes
0.11%	Enthaltung / Abstention	1’312’984	Stimmen / votes

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•      David Constable, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’249’415’947
Absolutes Mehr: Absolute majority:	624’707’974
99.56%	Ja / Yes	1’243’954’952	Stimmen / votes
0.32%	Nein / No	3’989’509	Stimmen / votes
0.12%	Enthaltung / Abstention	1’471’486	Stimmen / votes

•      Frederico Fleury Curado, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’249’413’950
Absolutes Mehr: Absolute majority:	624’706’976
99.57%	Ja / Yes	1’244’013’037	Stimmen / votes
0.32%	Nein / No	4’011’959	Stimmen / votes
0.11%	Enthaltung / Abstention	1’388’954	Stimmen / votes

•      Lars Förberg, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’249’414’950
Absolutes Mehr: Absolute majority:	624’707’476
92.47%	Ja / Yes	1’155’318’251	Stimmen / votes
7.43%	Nein / No	92’819’676	Stimmen / votes
0.10%	Enthaltung / Abstention	1’277’023	Stimmen / votes

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•      Jennifer Xin-Zhe Li, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’249’416’947
Absolutes Mehr: Absolute majority:	624’708’474
92.99%	Ja / Yes	1’161’826’540	Stimmen / votes
6.90%	Nein / No	86’161’336	Stimmen / votes
0.11%	Enthaltung / Abstention	1’429’071	Stimmen / votes

•      Geraldine Matchett, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’249’413’747
Absolutes Mehr: Absolute majority:	624’706’874
99.73%	Ja / Yes	1’246’043’167	Stimmen / votes
0.17%	Nein / No	2’140’283	Stimmen / votes
0.10%	Enthaltung / Abstention	1’230’297	Stimmen / votes

•      David Meline, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’249’413’747
Absolutes Mehr: Absolute majority:	624’706’874
99.68%	Ja / Yes	1’245’426’491	Stimmen / votes
0.21%	Nein / No	2’637’841	Stimmen / votes
0.11%	Enthaltung / Abstention	1’349’415	Stimmen / votes

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•      Satish Pai, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’249’415’247
Absolutes Mehr: Absolute majority:	624’707’624
99.63%	Ja / Yes	1’244’802’670	Stimmen / votes
0.25%	Nein / No	3’148’177	Stimmen / votes
0.12%	Enthaltung / Abstention	1’464’400	Stimmen / votes

•      Jacob Wallenberg, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’249’416’947
Absolutes Mehr: Absolute majority:	624’708’474
86.08%	Ja / Yes	1’075’454’367	Stimmen / votes
13.81%	Nein / No	172’581’565	Stimmen / votes
0.11%	Enthaltung / Abstention	1’381’015	Stimmen / votes

•      Peter Voser, als Mitglied und Präsident / as Director and Chairman

Vertretene Stimmen: Votes represented:	1’249’416’947
Absolutes Mehr: Absolute majority:	624’708’474
79.48%	Ja / Yes	993’070’077	Stimmen / votes
20.35%	Nein / No	254’205’418	Stimmen / votes
0.17%	Enthaltung / Abstention	2’141’452	Stimmen / votes

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8.    Wahlen in den Vergütungsausschuss

8.    Elections to the Compensation Committee

Eingegangene Fragen von Aktionären:

  Benjamin Lothenbach, Einsiedeln, erkundigt sich, warum der Vergütungsausschuss nur aus Mitgliedern des Verwaltungsrates bestehe und nicht diversifizierter zusammengesetzt sei, z. B. mit Vertretern der Arbeitnehmer sowie der Gross- und Kleinaktionäre.

Der Präsident erklärt, dass die Zusammensetzung des Vergütungsausschusses gesetzlich geregelt sei. Art. 7 der Verordnung gegen übermässige Vergütungen bei börsenkotierten Aktiengesellschaften bestimme, dass nur Mitglieder des Verwaltungsrates in den Vergütungsausschuss wählbar seien, jeweils auf eine Amtsdauer bis zur nächsten ordentlichen Generalversammlung. ABB halte sich wie alle anderen börsenkotierten Unternehmen in der Schweiz an diese Vorgaben.

Questions received from shareholders:

  Benjamin Lothenbach, Einsiedeln, is wondering why the Compensation Committee is composed out of members of the Board of Directors only, and not in a more diversified way, e. g. with representatives of the employees, of major and minor shareholders.

The Chairman explains that the composition of the Compensation Committee is regulated by Swiss laws. Article 7 of the Ordinance against Excessive Compensation in Public Companies states that only members of the Board of Directors are eligible to the Compensation Committee, for a term until the next ordinary general meeting of shareholders. ABB follows these rules as all other listed companies in Switzerland do.

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrates folgende Mitglieder des Verwaltungsrates in den Vergütungsausschuss für eine Amtsdauer bis zum Abschluss der Generalversammlung 2023:

The Annual General Meeting elects, as proposed by the Board of Directors, the following members of the Board of Directors to the Compensation Committee for a term of office until completion of the Annual General Meeting 2023:

•      David Constable

Vertretene Stimmen: Votes represented:	1’249’416’947
Absolutes Mehr: Absolute majority:	624’708’474
99.26%	Ja / Yes	1’240’158’084	Stimmen / votes
0.59%	Nein / No	7’373’307	Stimmen / votes
0.15%	Enthaltung / Abstention	1’885’556	Stimmen / votes

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•      Frederico Fleury Curado

Vertretene Stimmen: Votes represented:	1’249’416’947
Absolutes Mehr: Absolute majority:	624’708’474
99.14%	Ja / Yes	1’238’675’624	Stimmen / votes
0.71%	Nein / No	8’882’733	Stimmen / votes
0.15%	Enthaltung / Abstention	1’858’590	Stimmen / votes

•      Jennifer Xin-Zhe Li

Vertretene Stimmen: Votes represented:	1’249’416’947
Absolutes Mehr: Absolute majority:	624’708’474
99.06%	Ja / Yes	1’237’656’855	Stimmen / votes
0.79%	Nein / No	9’824’844	Stimmen / votes
0.15%	Enthaltung / Abstention	1’935’248	Stimmen / votes

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9.    Wahl der unabhängigen Stimmrechtsvertreterin

9.    Election of the independent proxy

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrates für eine Amtsdauer bis zum Abschluss der ordentlichen Generalversammlung 2023:

The Annual General Meeting elects, as proposed by the Board of Directors, for a term of office until completion of the Annual General Meeting 2023:

•     Zehnder Bolliger & Partner, Advokatur & Notariat/attorneys-at law and notary office, Bahnhofplatz 1, 5400 Baden, Switzerland als unabhängige Stimmrechtsvertreterin.

as independent proxy.

Vertretene Stimmen: Votes represented:	1’249’394’847
Absolutes Mehr: Absolute majority:	624’697’424
98.96%	Ja / Yes	1’236’385’528	Stimmen / votes
0.94%	Nein / No	11’710’746	Stimmen / votes
0.10%	Enthaltung / Abstention	1’298’573	Stimmen / votes

10.  Wahl der Revisionsstelle

10.  Election of the auditors

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrates KPMG AG, Zürich, als Revisionsstelle für das Geschäftsjahr 2022.

The Annual General Meeting elects, as proposed by the Board of Directors, KPMG AG, Zurich, as the auditors for financial year 2022.

Vertretene Stimmen: Votes represented:	1’249’416’947
Absolutes Mehr: Absolute majority:	624’708’474
98.30%	Ja / Yes	1’228’123’728	Stimmen / votes
1.61%	Nein / No	20’063’880	Stimmen / votes
0.09%	Enthaltung / Abstention	1’229’339	Stimmen / votes

Der Präsident schliesst die Generalversammlung um 11.20 Uhr.

The Chairman closes the Annual General Meeting at 11.20 a.m.

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Zürich, 24. März 2022

Für das Protokoll:

For the minutes:

Peter Voser	Maria Varsellona
Präsident des Verwaltungsrates Chairman of the Board of Directors	Sekretärin des Verwaltungsrates Secretary to the Board of Directors

ABB AGM 2022 Minutes

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ZURICH, SWITZERLAND, MARCH 24, 2022

ABB shareholders approve all proposals at 2022 Annual General Meeting

The shareholders of ABB have approved all the proposals by the company’s Board of Directors at its 2022 Annual General Meeting. As ABB continues to prioritize the health of its shareholders and employees, shareholders were not able to attend the virtual meeting in person but could exercise their shareholder rights via the independent proxy who represented 81 percent of the share capital with a right to vote. In addition, ABB offered its shareholders the opportunity to address questions on agenda items to the Board of Directors in writing ahead of the meeting, which was broadcast live.

The shareholders supported the proposed distribution of an increased dividend of CHF 0.82 per share. The dividend payment in Switzerland is planned for March 30, 2022. The shareholders also approved the management report, the consolidated financial statements and the annual financial statements for 2021.

Peter Voser was confirmed as Chairman of the company’s Board of Directors and all other members of the Board were re-elected for another term: Jacob Wallenberg, Gunnar Brock, David Constable, Frederico Fleury Curado, Lars Förberg, Jennifer Xin-Zhe Li, Geraldine Matchett, David Meline and Satish Pai.

Furthermore, a capital reduction through the cancellation of shares repurchased under ABB’s share buyback programs launched in July 2020 and April 2021 was supported. Shareholders also approved in a binding vote the maximum aggregate compensation of the Board of Directors for the 2022–2023 term of office and of the Executive Committee for the 2023 financial year. In addition, in a non-binding consultative vote the shareholders voted in favor of the compensation report for 2021.

The final results of the Annual General Meeting are available on www.abb.com/agm. ABB will be reporting its first quarter results on April 21, 2022.

ABB (ABBN: SIX Swiss Ex) is a leading global technology company that energizes the transformation of society and industry to achieve a more productive, sustainable future. By connecting software to its electrification, robotics, automation and motion portfolio, ABB pushes the boundaries of technology to drive performance to new levels. With a history of excellence stretching back more than 130 years, ABB’s success is driven by about 105,000 talented employees in over 100 countries. www.abb.com

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For more information please contact:
Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

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ZURICH, SWITZERLAND, MARCH 24, 2022

ABB plans to launch new share buyback of up to $3 billion following completion of 2021-2022 program

•       Follow-up share buyback program expected to begin in April 2022 and run until 2023 Annual General Meeting.

•       Buyback to exceed remaining $1.2 billion from Power Grids divestment

ABB has completed its share buyback program that was launched in April 2021 as part of the company’s commitment to return to shareholders cash proceeds from the Power Grids divestment of $7.8 billion. Through this buyback program, ABB repurchased a total of 90,066,100 shares – equivalent to 4.15 percent of its issued share capital at launch of the buyback program – for a total amount of approximately $3.1 billion over the past 12 months. In total, since July 2020, ABB repurchased 218,686,689 shares under its Power Grids capital return program for a total amount of approximately $6.6 billion.

At today’s Annual General Meeting (AGM), as separately announced, ABB shareholders approved the cancellation of 88,403,189 shares: 74,782,600 shares purchased under the 2021-2022 program and 13,620,589 shares purchased under the initial Power Grids capital return program that had not been proposed for cancellation at ABB’s 2021 AGM.

Consistent with ABB’s capital allocation principles and its capital structure optimization program targeting to maintain a strong investment grade rating, ABB’s Board of Directors today approved a new share buyback program of up to $3 billion. As part of this program, the company intends to return to its shareholders the remaining $1.2 billion of the $7.8 billion of cash proceeds from the Power Grids divestment. The new program is expected to be launched in April 2022. It will be executed on a second trading line on the SIX Swiss Exchange and is planned to run until the company’s 2023 AGM.

ABB CFO Timo Ihamuotila said: “ABB targets to have a strong and efficient balance sheet. We are pleased to be in a position to announce this new share buyback program, fully aligned with ABB’s consistent capital allocation principles.”

ABB intends to request shareholders to approve the cancellation of the remaining shares purchased under the 2021-2022 program as well as those purchased under this new program at its 2023 AGM.

In addition, ABB intends to purchase up to 15 million shares until the 2023 AGM mainly for use in connection with its employee share plans.

ABB currently owns approximately 140 million treasury shares including the 88 million shares approved for cancellation at today’s AGM.

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ABB (ABBN: SIX Swiss Ex) is a leading global technology company that energizes the transformation of society and industry to achieve a more productive, sustainable future. By connecting software to its electrification, robotics, automation and motion portfolio, ABB pushes the boundaries of technology to drive performance to new levels. With a history of excellence stretching back more than 130 years, ABB’s success is driven by about 105,000 talented employees in over 100 countries. www.abb.com

Important notice about forward-looking information

This press release includes forward-looking information and statements concerning the share buyback program. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, and are generally identifiable by statements containing words such as “intends”, “expects,” “plans”, or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could affect our ability to achieve any or all of our stated targets. Factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

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For more information please contact:
Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

ABB PLANS TO LAUNCH NEW SHARE BUYBACK OF UP TO $3 BILLION FOLLOWING COMPLETION OF 2021-2022 PROGRAM	2/2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: March 25, 2022.	By:	/s/ Ann-Sophie Nordh
		Name:	Ann-Sofie Nordh
		Title:	Group Senior Vice President and Head of Investor Relations

Date: March 25, 2022.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance